July 22, 2013

Ms. Jessica Barberich
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Alto Palermo S.A. (APSA), Form 20-F for Fiscal Year ended June 30, 2012
Filed October 26, 2012, File No. 000-30892

Ladies and Gentlemen:

On behalf of Alto Palermo S.A. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated June 17, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on October 26, 2012, pursuant to the Securities Act of 1934, as amended.  For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 6-K filed December 18, 2012

Exhibit 1 – Notes to the Unaudited Consolidated Financial Statements

1 Summary of significant accounting policies

1.26 Revenue Recognition, page 99

Development property activities, page 102

1.	We note your response to comment 5 of our letter dated April 19, 2013. Please address the following additional items and cite the guidance that you relied upon in your conclusions:

•
Tell us how you determined that it is appropriate to record revenue at the time of the transfer of land. Discuss how you concluded that all of the risks and rewards of ownership of the land are transferred to the developer at the time of transfer; specifically address the surety insurances and mortgages on the land in your favor that are required as performance guarantees which result in return of the land to you in the event the developer does not fulfill its obligations.

•
Discuss how you determined that it is probable at the time of the transfer of land that the economic benefits associated with the transaction will flow to your entity. Based on your response, there is significant uncertainty regarding the delivery of the property not yet constructed.

•	Advise us of your involvement with the design of the property being constructed.
•
We note that you initially record the in-kind receivable at the fair value of the land transferred adjusted by the amount of cash, if any, received. Subsequently, you account for the in-kind receivable as trading property which is carried at the lower of cost and net realizable value. Please advise us how you determine the net realizable value of the property not yet constructed or received.

In response to the Staff’s comment, the Company advises the Staff that in terms of determining the point at which revenue should be recognized, the accounting for barter transactions is no different from accounting for transactions that are settled in cash. Therefore, the Company analyses whether all of the criteria for revenue recognition set forth in paragraph 14 of IAS 18 for the sale of goods are met at the time of the transfer of the land, as follows:

The entity has transferred to the buyer the significant risks and rewards of ownership of the goods: Legal title and possession of the land is transferred to the developer at the time of transfer. The title is appropriately registered with the corresponding registry under the name of the developer. Generally the Company retains first degree mortgage and surety insurances on the land solely as to protect the collectability of the remaining amount due by the developer. The mortgage is usually issued on the land solely to ensure that the Company has a claim in the unlikely event that the developer does not fulfil its obligations, i.e. to cancel the remaining amount due through the surrender of the finished apartment units. In the unlikely event that the developer defaults on its obligations, the Company would be able to recover the land. Otherwise, the transaction is final and binding between the parties. As noted by paragraph 17 of IAS 18, in these circumstances, the existence of a mortgage on the land solely to protect collectability does not affect the revenue recognition as the significant risks and rewards of ownership have passed to the developer.

It is probable that the economic benefits associated with the transaction will flow to the entity: When the Company decides to sell undeveloped land to a developer it usually receives as consideration cash and a percentage of the future property the developer plans to construct on the land. That percentage varies depending on the city where the land is located. In the City of Buenos Aires, the percentage generally ranges between 15% and 20% of the future apartments. The remaining portion of the completed property is and will be owned by the developer. Therefore, at the time of the transaction it is probable that future economic benefits will flow to the Company in the form of completed apartment units which will have a significantly higher value than the value of the asset transferred. At the time of the transfer of the land, there is no uncertainty as to delivery by the developer of the apartment units in the future. Generally the Company enters into these transactions with well-recognized developers in the market and there are no indicators that they will not fulfil their obligations. The Company advises the Staff that the uncertainties described in points (a) through (f) in our response to the Staff’s comment 5 in the letter dated May 20, 2013 were considered solely to determine whether a reliable estimate could be made to measure the transaction at the fair value of the goods to be received. In summary, those uncertainties mainly affect at the measurement date the timing of completion of the apartment units and/or configuration of project plan (i.e. size of the unit or other configurations) and/or the value of the unit to be received at completion. Those uncertainties therefore affect the reliability of an estimated fair value of the units at the time of transfer, but they do not affect the delivery of the goods to be received from the developer in the future. Therefore, the Company measured revenue at the fair value of the land given up which it considered more reliable in the circumstances.

The amount of revenue can be measured reliably: As previously discussed since the Company determined that at the time of transfer of the land and measurement of revenue, the fair value of the units to be received could not be reliably estimated due to the reasons described in our response to the Staff’s comment 5 in the letter dated May 20, 2013, revenue was measured at the more reliable fair value of the land given up as permitted by paragraph 12 of IAS 18.

The costs incurred or to be incurred in respect of the sale can be measured reliably: The cost of the transfer is represented by the net book value of the land given up.

The entity does not retain either managerial continuing involvement to the degree usually associated with ownership or effective control over the goods sold: The Company as owner of the land and a well-recognized developer in the market itself knows which type of project would be physically and financially feasible on the site which would maximise the value of the land, for example a high-rise residential apartment building. The Company offers the land for purchase to third parties and in the process of evaluating offers it will finally sell the land to the developer which in the Company’s opinion could get the maximum output from the site, that is for example, a developer which would construct the maximum quantity of square meters permitted in that land. The better the project, the more value the Company would get for the land through cash and future property. The Company has no involvement in the design of any project presented by developers prior to entering into the barter transactions. Moreover, once the land is sold the Company has no involvement in the management, financing or design of the entire project.

Based on the foregoing discussion the Company concluded that it was appropriate to record revenue at the time of the transfer of land to the developer.

As we described in our response to the Staff’s comment 5 in the letter dated May 20, 2013, the Company recorded the revenue against a receivable measured at the fair value of the land given up. This receivable will be settled by the developer through the delivery of property and therefore does not meet the criteria for classification as a financial asset under IFRS 9 and/or IAS 39. Therefore the receivable is not subsequently re-measured at each period end.

The Company believes that since the receivable will be settled by the receipt of property which the Company will sell in the future, its classification within the line item “trading property” of the statement of financial position is appropriate and this may be treated akin to inventory under IAS 2. The receivable remains valued at its cost which is the fair value of the land given up originally stated at the time of transfer. The receivable is nonetheless subject to impairment at each period end and written down if needed. The Company compares the value of the receivable with the net realizable value of the land.  The net realizable value of the property to be constructed is not used as it may not be reliably measured as previously discussed.  We believe the net realizable value of the land provides the best estimate of whether the receivable is impaired as that is how the receivable was originally recorded and the value of the land can be reliably measured. The net realizable value of the land is determined based on the highest and best use possible for the land and relies on comparable market data for similar properties.

Please call me (212-455-7433) with any questions you may have regarding the above responses.
Very truly yours,

cc:	By:	/s/ David L. Williams
Matías I. Gaivironsky		David L. Williams
Leonardo Magliocco

Alto Palermo S.A. (APSA)
Moreno 877
Buenos Aires, Argentina

Ms. Jessica Barberich
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Alto Palermo S.A. (APSA), Form 20-F for Fiscal Year ended June 30, 2012
Filed October 26, 2012, File No. 000-30892

Ladies and Gentlemen:

In response to the Commission’s staff’s comment letter dated June 17, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Alto Palermo S.A. (APSA) (the “Company”), originally submitted on October 26, 2012, pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1.           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.           the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALTO PALERMO S.A. (APSA)

July 22, 2013	By:	/s/ Matías I. Gaivironsky
Matías I. Gaivironsky
Chief Financial Officer